January 7, 2010 VIA HAND DELIVERY Ms. Katherine Wray Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com

Re:	US Dataworks Inc. (the “Company”) Registration Statement on Form S-3/Amendment No. 1 Filed December 30, 2009 File No. 333-163216

Dear Ms. Wray:

This firm represents the Company in connection with the above-referenced filing. The purpose of this letter is to inform the staff that the Company is filing Amendment No. 2 to the above referenced registration statement to address your sole comment pertaining to Exhibit 5.1 (Cozen O’Connor legal opinion) communicated to the undersigned verbally on January 6, 2010. The revised opinion is being filed as Exhibit 5.1 to this Amendment No. 2. Thank you for your assistance and guidance with this matter.

Sincerely,

COZEN O'CONNOR

By: /s/ F. Alec Orudjev

Cc:  Ralph V. De Martino, Esq.